June 3, 2014

VIA EDGAR

Mr. John Reynolds Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission Washington, D.C. 20549

Re:	Hecla Mining Company Definitive Proxy Statement on Schedule 14A Filed April 8, 2014 File No. 001-08491

Dear Mr. Reynolds:

This letter responds to the comment contained in your letter dated May 27, 2014, regarding the Definitive Proxy Statement on Schedule 14A of Hecla Mining Company (the “Company”) filed on April 8, 2014 (“2014 Proxy”). For convenience, your comment is repeated below, with the Company’s response immediately following.

1.

We note the 2013 Summary Compensation and Realized Compensation table on page 4. Please confirm that in future filings you will disclose that this table is not a substitute for the Summary Compensation Table provided on page 64 and you will explain the difference between W-2/T4 Realized Comp. reflected in this table and total compensation reflected in the Summary Compensation Table on page 64. Please provide draft disclosure in your response. For guidance, see Staff Observations in the Review of Executive Compensation Disclosure at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

The Company confirms that in future filings if we include a supplemental table similar to the one included on p. 4 of the 2014 Proxy, we will (i) disclose that such table is not a substitute for the Summary Compensation Table located elsewhere in the proxy statement, and (ii) explain the difference between W-2/T4 Realized Comp., or any other information that is different from that which appears in the Summary Compensation Table, and total compensation reflected in the Summary Compensation Table.

For example, although the actual future disclosures we make will depend necessarily on the facts and circumstances at that time and the context of our other disclosures in the relevant filing, if we include a supplemental table similar to the one included on p. 4 of the 2014 Proxy in future filings, we anticipate including disclosure similar to the following (proposed changes to the disclosure which appeared on p. 4 of the 2014 Proxy are highlighted):

Set forth below is the 2013 compensation for each named executive officer as determined under Securities and Exchange Commission (“SEC”) rules. Total compensation, as reported in the Summary Compensation Table and calculated under SEC rules, includes several items that are driven by accounting and actuarial assumptions. Accordingly, it is not necessarily reflective of the compensation our named executive officers actually realized in 2013. To supplement that disclosure, we have added the “W-2/T4 Realized Comp.” column to the right of the table below to compare our named executive officers’ 2013 compensation as determined under SEC rules with W-2/T4 income for 2013, which is the federally taxable compensation our named executive officers received in 2013 inclusive of vested stock and exercised options, if any. This supplemental table is not designed to replace the Summary Compensation Table found on page 64, but rather to provide additional, supplemental compensation disclosure. The differences between this supplemental table and the Summary Compensation Table are (i) the supplemental table includes compensation related to stock awards that became fully vested in 2013, whereas the Summary Compensation Table includes compensation for stock awards as it is expensed for financial accounting purposes; (ii) the supplemental table does not reflect the FASB ASC Topic 718 expense associated with equity awards; (iii) the supplemental table includes compensation related to bonuses that were paid in 2013, whereas the Summary Compensation Table includes bonuses as they are expensed for financial accounting purposes; and (iv) the supplemental table does not include in compensation the change in pension value and the company matching contribution for individual 401(k) deferral. For more information on total compensation as calculated under SEC rules, see the narrative and footnotes accompanying the “Summary Compensation Table for 2013” on page 64.

Mr. John Reynolds
June 3, 2014

2013 Summary Compensation and Realized Compensation

[table omitted]

* * * * *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please contact me at (208) 209-1258. Please contact Jim Sabala, the Company’s Senior Vice President and Chief Financial Officer, at (208) 209-1255 with regard to any accounting matters.

Very truly yours, /s/ David C. Sienko David C. Sienko Vice President – General Counsel

cc:	Tiffany Posil Jim Sabala